Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

Management’s Discussion and Analysis

2

1.1

Date

2

1.2

Overview and Management’s Discussion and Analysis

2

1.2.1

Nuevo Milenio Silver Gold Property, Mexico

3

1.2.2

Casierra Diamond Property, Sierra Leone

5

1.2.3

Kaslo Silver Property, British Columbia

6

1.2.4

Wine Nickel-Copper Property, Manitoba

7

1.2.5

Stephens Lake Property, Manitoba

7

1.2.6

Grand Nickel Project, Manitoba

7

1.2.7

Goldsmith Property, British Columbia

8

1.2.8

Kootenay Gemstone Property, British Columbia

9

1.2.9

Mineral Property Option Payments Due In Fiscal 2009

9

1.2.10

Market and Industry Trends

9

1.3

Selected Annual Information

9

1.4

Results of Operations

11

1.5

Summary of Quarterly Results

13

1.6

Liquidity

14

1.8

Off-Balance Sheet Arrangements

19

1.9

Transactions with Related Parties

20

1.10

Fourth Quarter

22

1.11

Proposed Transactions

23

1.12

Critical Accounting Estimates

23

1.13

Critical Accounting Policies and Changes in Accounting Policies

23

1.14

Financial Instruments and Other Instruments

26

1.15

Other MD& A Requirements

30

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

30

1.15.2

Disclosure of Outstanding Share Data

30

Other Information

31

1.15

Other Information

31

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

Management’s Discussion and Analysis

Forward-Looking Statements:  The statements herein that are not historical facts are forward-looking statements.  These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the Company’s filings with Canadian securities regulators.  Actual results could differ from those currently projected.  The Company does not assume the obligation to update any forward-looking statement.

Cautionary Note to United States Investors Concerning Mineral Reserves and Resources:  These materials may use the terms ‘mineral reserves’, ‘measured resources’, ‘indicated resources’ and ‘inferred resources’.  U.S. investors are advised that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects) (“NI 43-101”), the definition of reserves differs from that outlined in the United States Securities and Exchange Commission (“SEC”) Guide 7, and the definitions of resources are not recognized.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves.  In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under NI 43-101.  U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.

1.1

Date

The effective date of this annual report is July 27, 2009.

1.2

Overview and Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements.”  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, exploration and development activities, and future plans of the Company are forward-looking statements that involve various risks and uncertainties including changes in future prices of precious metals; variations in resources and grades, accidents, labour disputes and other risks associated with the mining industry, delays in obtaining governmental approvals or financing.

This MD&A should be read in conjunction with the annual audited consolidated financial statements of Cream Minerals Ltd. for the year ended March 31, 2009.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cream Minerals Ltd. (“Cream” or the “Company”) is a mineral exploration company.  The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.  During the year ended March 31, 2009, the Company retrospectively changed its accounting polity for exploration expenditures to more appropriately align itself with policies adopted by other exploration companies at a similar stage in the mining industry.  All comparative figures have been restated.

•

Cream’s consolidated loss for the year ended March 31, 2009 (“fiscal 2009”) was $2,396,576 or $0.05 per share compared to Cream’s consolidated loss of $3,914,530, as restated, or $0.08 per

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

share in the year ended March 31, 2008 (“fiscal 2008”).

•

In fiscal 2009, Cream raised net proceeds of $1,263,183 from two private placements completed in the fiscal year through the issuance of 16,113,835 common shares.  In fiscal 2008, Cream raised net proceeds of $1,164,495 in private placements by issuing 2,750,500 common shares.  In addition, in fiscal 2008, 1,745,300 share purchase warrants and 1,145,500 stock options were exercised, for proceeds of $1,037,515.

•

During fiscal 2009, cash used in operations was $1,367,971 compared to $3,034,784 used in operations in fiscal 2008.  Cash expenditures on mineral property acquisition costs totalled $135,006 in fiscal 2009 compared to $112,269 in fiscal 2008.

•

Exploration expenditures in fiscal 2009 totalled $952,989 compared to $2,364,251 in fiscal 2008.  The programs were primarily conducted on the Nuevo Milenio property in Mexico and the balance of the exploration program in Sierra Leone which concluded in May 2008, with the shutdown of exploration and subsequent sale of fixed assets continuing throughout the balance of fiscal 2009.  The offshore claims are currently recorded at a nominal carrying value of $1.

•

Subsequent to March 31, 2009, the Company entered into an option agreement with Roca Mines Inc. (“Roca”) that will allow Roca to earn up to a 70% interest in the Nuevo Milenio Project.  In order to acquire a 50% legal and beneficial interest in the Nuevo Milenio Project, Roca must spend a cumulative US$12,000,000 in exploration work on the property by July 24 2013.

1.2.1

Nuevo Milenio Silver Gold Property, Mexico

Regionally, the Nuevo Milenio Project is situated within an early Miocene volcanic caldera field of the Sierra Madre Occidental Volcanics. The area is traversed by the Tepic – Zacoalco rift zone, an en echelon extensional structural zone forming the boundary zone with the Jalisco block.  The Tepic area is overlain by the young volcanics of the Trans Mexican Volcanic Belt.  The Nuevo Milenio Project is a low sulphidation, epithermal precious metal’s prospect containing gold-silver mineralization in quartz veins and in quartz stockwork zones within an area of Miocene volcanics within a collapsed caldera structure.

The Nuevo Milenio property, originally consisted of four lots encompassing 6927.8482 hectares (“Ha”), and was denounced (staked) in February 2000.  Titles to the lots were received in February 2001.  In June 2005 an application to reduce the Nuevo Milenio Fraccion 1 and to abandon CMM II was filed with the Department of Mines.  The remaining lot has an area of approximately 2,500 Ha.  The decision to reduce the size of the lots was based on initial exploration work which indicated the lack of meaningful gold and silver mineralization within the areas dropped as well as the attendant carrying costs including taxes paid semi-annually.  Cream retains a 100% interest in the approximate 2,500-Ha concession.

This project has excellent infrastructure and is only 20 kilometres (km) (as the crow flies, 27 km by road) from Tepic, the capital of Nayarit State, Mexico.  Tepic has a population of 300,000 people, and is 150 km northeast of Puerto Vallarta.  The property is readily accessible as it is three km from a paved highway.  In addition a railway, airport, power lines and water are within reasonable distance of the property providing cost effective access to infrastructure in the event the property is advanced to production.

A series of National Instrument 43-101 compliant Inferred Mineral Resource reports the most recent dated December 24, 2008, can be found on the Company’s website. Drill results and other exploration developments may be found on the Company’s website and in various news releases issued throughout the property exploration program as results were received.

In January of 2009, the company began a systematic review of a planned US$2,600,000 underground development program at the Nuevo Milenio Project.  The objective of the review was to divide the underground development program into separate stages, each of which would include underground

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

development with cross cuts to define vein width, structure and grade as well as diamond drilling. Each stage would require smaller capital budgets than the originally proposed development plan.  A comprehensive review of the geology and topography of the high-grade silver-gold Veta Tomas and Dos Hornos 1 and Dos Hornos 2 zones within the Nuevo Milenio Project defined a portal location which provided the shortest distance to the high-grade Veta Tomas zone.  This would significantly reduce the time and expense required to intersect the Veta Tomas vein as well as facilitate early cross cuts, channel samples, initial drilling  and underground development as part of a staged development program.

In May of 2009 Cream outlined the revised, staged underground development plan.  Each stage of the development plan would entail a significantly smaller capital cost than the originally proposed plan and therefore could be more easily financed hopefully at a lower cost of capital than in the capital market environment that prevailed for most of fiscal 2009.  The objectives of the revised underground development program are to begin establishing the true grade and economic width of the mineralized zone, stage underground diamond drilling and begin upgrading the inferred mineral resources to the measured and indicated status as well as add additional inferred mineral resources.

It is proposed that the planned drift will have a three meter by three meter section which can support future mining operations. The drift will be parallel to the mineralized zone with crosscuts spaced 50 meters apart and diamond drill stations at 25-meter intervals.  Exploratory underground diamond drill holes, up to 200 metres in length, are planned to the north east and south west. These drill holes will test the Dos Hornos 3 fault segment 150 metres east of Veta Tomas and the Veta Tomas fault segments approximately 100 metres west of Dos Hornos 1 and Dos Hornos 2.

In support of the revised underground development plan, Cream has initiated the required environmental studies, including biological, hydrological and land use, as well as a survey of the proposed area for the portal.  It is anticipated that the environmental permits will be granted by late summer or early fall of 2009.  Powder magazines, which comply with government requirements, have been completed and an application for permits to purchase and use explosives has been submitted.  Negotiations have been initiated to secure surface land use rights and a contractor has been selected. Work is expected to start on the cross-cut in the fall of 2009, at a projected cost of US$400,000 for stage one.

In May 2009, Cream announced that a channel sample taken just inside a recently discovered historic Spanish working on Cerro Dos Pinos, which is located approximately 500 metres southeast of the high-grade silver-gold Veta Tomas vein, yielded assays of 0.95 g/t Au and 452 g/t Ag respectively.

Cerro Dos Pinos lies approximately 500 metres southeast of drill hole DDH 07 – 23 which was drilled on the Veta Tomas Structure.  The Company believes that the new discovery is a probable fault segment of the high-grade silver-gold Veta Tomas Structure and if correct extends the known strike length of the Veta Tomas - Dos Hornos Zones from 1,300 metres to 1,800 metres.  The historic Spanish adit, 1.60 m wide and caved, was driven on a quartz vein structure outcropping within a window of younger devitrified rhyolite flows.  The Cerro Dos Pinos discovery also aided in defining the approximate location of the Dos Hornos 3 fault segment which lies northeast of the Veta Tomas vein.

Subsequent to March 31, 2009, the Company entered into an option agreement with Roca that will allow Roca to earn up to a 70% interest in the Nuevo Milenio Project.  In order to acquire a 50% legal and beneficial interest in the Nuevo Milenio Project, Roca must spend a cumulative US$12,000,000 in exploration work on the property by July 24 2013, in accordance with the following schedule:

-

US$1,000,000 by July 24, 2010

-

US$3,500,000 by July 24, 2011

-

US$7,000,000 by July 24, 2012 and,

-

US$12,000,000 by July 24, 2013

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

If Roca meets these requirements within four years, Roca will vest at 50% and will have a further option to earn a further 20% interest in the property, for a total interest of 70%, by completing at its own expense, a positive feasibility study within three years by a mutually acceptable qualified third party.  Once Roca vests at 50% or 70% as applicable, the Company and Roca will form a joint venture, with all further costs to be shared on a pro rata basis.  The property option agreement remains subject to title confirmation and the completion of formal and definitive option joint venture documentation.

Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals de Mexico, SA de CV, supervises exploration programs on the Nuevo Milenio Project.  He is responsible for all technical reporting and is the Company's "Qualified Person" for the purpose of National Instrument 43-101.

Expenditures incurred on the Nuevo Milenio property in fiscal 2009 (fiscal 2008 numbers in parentheses) include the following: assays and analysis - $2,842 ($16,889); drilling - $Nil ($391,483); geological and geophysical - $174,583 ($149,596); site activities - $147,280 ($133,778); stock-based compensation - $23,785 ($60,751); and travel and accommodation- $17,239 ($31,753).

1.2.2

Casierra Diamond Property, Sierra Leone

In June 2006 the Company earned a 70% interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa, from Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”), (collectively, “Casierra”).  Casierra currently has applied for an extension to the Offshore Marine Licence EPL 5/94.  Prior to this it also held a 100% interest in the Hima Licence EPL 1/94 until the summer of 2008.  The licences must be renewed every two years, and the Company did not renew its interest in EPL 1/94.

In January 2008 the Company conducted a program of test mining on the Sewa River licence area (EPL 1/94) which continued until May 2008 and was undertaken on the flanks of two of the five largest diabase dykes that cross the 500-meter wide river.  Local landowners and other stakeholders were very supportive of the Company.  Infrastructure work including road maintenance and bridge construction was completed to improve access for the operations and for villages along the Sewa River.  Initial work conducted on the claims were encouraging, however, subsequent results of the work program on three test areas did not justify additional expenditures.  While there are other areas that could have been tested, the approaching rain season and significantly higher water levels on the Sewa River required that exploration work be halted.

An environmental study and application for conversion to a full mining licence would have been necessary for the next stage of exploration on the Sewa Licence.  Based on the results of the prior exploration work the Company chose not to proceed with any further exploration work on the Sewa River concessions.  Subsequently, the Company advised the government of Sierra Leone that it would not be renewing its license for the Sewa River claims.

In the year ended March 31, 2008, Cream determined that it would write the property down by $109,741 to a nominal carrying value of $1.  As a result of the return of the claims to the government of Sierra Leone, the exploration and maintenance costs, and the cost of all vehicles and equipment have been written down to a nominal value of $1 pending disposition.  The net book value of all fixed assets used in Sierra Leone, and any proceeds from disposition have been included in site activities.  Acquisition costs of $113,327 related to the Sewa River claims were written off in the year ended March 31, 2009.  Throughout the remainder of fiscal 2009, the Company’s representative in Sierra Leone has been selling the equipment, providing working capital for the wind-up of operations in Sierra Leone.

The Company has received approval for the extension of the marine exploration licence for a one-year

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

period.  The additional time will allow the Company to review its available options which could include a bulk sampling program providing adequate funding is available, or a joint venture or other form of transaction.  The Company currently carries this licence at a cost of $1.

Mr. Val T. Collier is the Country Agent for Cream and assists with its operations in Sierra Leone.  As a respected career civil servant and former Commissioner of the Anti-Corruption Commission, he brings a strong element of corporate social responsibility to the Company’s Sierra Leone operations.

Mr. Benjamin Ainsworth, consultant to Cream, and Mr. Frank A. Lang, Chairman and a director of Cream are the significant shareholders in CDC.  Mr. Lang holds approximately 33% of the issued and outstanding shares of CDC.  Mr. Benjamin Ainsworth, P.Eng. President of Ainsworth Jenkins Consultants Ltd. is the President of both CDF and CDC.

Exploration expenditures incurred on the Casierra claims in fiscal 2009 before (fiscal 2008 numbers in parentheses) include the following: assays and analysis - $Nil ($1,630); community relations - $32,040 ($1,582); dredging and bulk sampling - $112,276 ($209,333); geological and geophysical - $8,623 ($98,871); site activities, including the write-off, net of sale of equipment of $93,187 - $284,765 ($698,330), stock-based compensation (reduction of expense, due to revaluation of consultants’ options) – ($3,888) ($107,225); and travel and accommodation - $30,955 ($236,037).

In May 2008 Cream exported a parcel of diamonds from its mining licences on the Sewa River.  Canada Border Services approved the release of the shipment following normal review of documentation including the Kimberley Process Certificate.  This first parcel included 112 stones with a total weight of 53.93 carats.  An independent value estimate of US$10,701 from the Government Gold and Diamond Office (GGDO) of Sierra Leone was attached.  The independent valuation indicated an average value of US$198/ct for the parcel which included one 2.92 carat stone valued by GGDO at US$1,071/ct for a total value of US$3,128.  This value estimate is the basis upon which the 6% royalty on diamonds payable to the Government of Sierra Leone is established.  The full Kimberley Process is now in place and operating in Sierra Leone.  Legal production reported by the government has increased both in terms of carats and average price per carat as a result of this measure.  The diamonds are held by Casierra and the Company as a display item, if required, but are not recorded in the records of the Company and have no commercial value.

1.2.3

Kaslo Silver Property, British Columbia

The 100%-owned Kaslo Silver Property hosts eleven historic high-grade silver deposits within 14 kilometres of sub-parallel shear zones.  It is located 12 kilometres west of Kaslo in southern British Columbia.  Cost estimates to complete a recommended exploration program on the property, including airborne and ground geophysical surveys, diamond and rotary drilling, and bulk sampling, total $2,020,000.  This planned program has not commenced, as the Company has been focusing on its exploration program in Mexico and has not had the working capital to undertake any exploration programs on the property.  The primary target areas for further exploration are within, and adjacent to some of the historic workings, all of which would require drilling to explore for continuity of mineralization previously explored by surface cuts, drifts and shafts.  The program recommends that mineralization be explored both laterally and to depth from the workings.  An airborne magnetic and electromagnetic survey flown over the entire property during the summer of 2006 further confirms the regional structures that host mineralization.

At the Silver Bear zone, reverse circulation rotary drilling is recommended along the strike of the graphitic shear structure.  Drilling and recovery difficulties encountered in previous diamond drilling, combined with the nuggety effect of the poddy mineralization, may require follow up work to consist of a

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

combination of reverse circulation drilling, percussion drilling with bottom recovery and bulk sampling of surface exposures.  As well, diamond drilling is recommended at the Black Fox, Gibson, Bismark and Cork-Province mineralized zones to further explore their potential.

Exploration costs incurred on the property totalled $359 in fiscal 2009 compared to $1,199 in fiscal 2008.

Ms. Linda Dandy, P.Geo., of P&L Geological Services, has supervised the Company’s previous exploration programs summarized above and is the Company’s supervisor and “Qualified Person” for the purpose of NI 43-101.

1.2.4

Wine Nickel-Copper Property, Manitoba

In March 2006, the Company entered into an option agreement, as amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totalling $115,000 ($115,000 paid) and issuing 200,000 common shares (200,000 issued) over a 48-month period.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

Results of drilling completed in the summer of 2007 on the Wine Property recommended a VTEM airborne survey be conducted.  The VTEM survey was flown over the Wine Property and the Company’s Cedar Claims in late spring of 2008.  Exploration expenditures on the property in fiscal 2009 included the included the VTEM airborne survey and geological and geophysical studies - $70,739 and site activities of $1,742.  In fiscal 2008, the Company drilled one hole and a second was started but abandoned after 200 meters of drilling.  Drilling, assay and other costs in fiscal 2008 totalled $212,029.

Mr. A. J. Spooner, P.Eng. of A.J. Spooner Exploration Services, Inc., Flin Flon, Manitoba, is the Qualified Person for National Instrument 43-101.

1.2.5

Stephens Lake Property, Manitoba

The Trout Claim Group is situated 100 kilometres east of Gillam, Manitoba.  In order to facilitate the exploration of the property, Sultan Minerals Inc., ValGold Resources Ltd., and the Company (the “Companies”), agreed to pool three respective and contiguous exploration licences, so that each would hold an undivided one-third interest in the three exploration licences.  The Companies have since reduced the size of the property to the Trout Claim Group.  The Trout Claim Group was acquired under an option agreement whereby the Companies made combined cash payments totaling $110,000 and issued a combined 200,001 common shares.  Having earned the 75% interest, the Companies and the optionor may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  To date, a joint venture agreement has not been entered into.

1.2.6

Grand Nickel Project, Manitoba

In October 2007, the Company entered into an option agreement to acquire 100% interest in the Grand Nickel Project (the Cedar 1, MB7355 and MEL 324B claims), located in the Thompson Nickel Belt, approximately 40 kilometres north-west of the town of Grand Rapids, Manitoba.  Cream held the exclusive right and option to earn a 100% interest in the property by making payments totalling $105,000 and issuing 200,000 common shares to the optionor over a 48-month period.  The Company made a cash payment to the optionor of $10,000 on regulatory approval.  Results from an airborne VTEM survey

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

conducted over the Cedar Claims in the summer of 2008 did not justify further exploration expenditures. The property was returned to the optionor and a write-off of $34,250 in acquisition costs was recorded in fiscal 2009.  Exploration costs of $5,303 were also expensed during fiscal 2009.  No expenditures were incurred in fiscal 2008.

Expenditures on all of the Manitoba properties in fiscal 2009, with the fiscal 2008 numbers in parentheses, were: assays and analysis - $Nil ($1,338); drilling - $Nil ($120,470); geological and geophysical - $75,739 ($17,485); site activities - $1,742 ($3,304), and travel and accommodation, including helicopter transport – $1,742 ($69,432).  Government recoveries of $12,800 were received in fiscal 2008.

1.2.7

Goldsmith Property, British Columbia

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($70,000 paid) over six years.

The Lucky Jack option agreement calls for the issuance of 200,000 common shares (issued) and payments totalling $110,000 ($90,000 paid) over six years.  The optionors will retain a 2.0% net smelter returns royalty (“NSR”) on all metals.  The Company may acquire one half of the NSR on each of the two properties for $1,000,000 each upon commencement of commercial production or earlier.

The Goldsmith Property contains numerous historic, small-scale, high-grade gold workings (Lucky Jack, Bullock, Swede, Goldsmith, and Gold Park) throughout a 3-km long belt of altered volcanic and sedimentary host rocks.  Cream increased the size of its claim holdings by staking 87 additional claims, due to the encouraging rock and soil sampling.  The Lucky Jack claim groups are being worked contiguously with the Goldsmith group and are considered jointly to form the Goldsmith Property.

The property is underlain by carbonaceous phyllitic rocks of the Index Formation, which are cut by Mesozoic metadiorite dikes.  Many irregular quartz veins are associated with the intrusive rocks and can contain quantities of free gold.  Gold content is irregular within the veins and the smaller veins appear to be higher grade than the larger veins.  High-grade gold mineralization in the historic workings is found in quartz veins that range from a few centimeters to 5 meters in width.  In addition there are reported historic gold values obtained from the sulphide-altered wall rock between and adjacent to the quartz veins. Historical reports dating from the early 1900s describe the amount and size of free gold within these vein networks.

A trenching program was conducted in the fall of 2007 on the property after Cream obtained extremely encouraging results from rock grab and chip samples collected from the numerous small-scale historic workings.  Six trenches were completed in the area of the historic Bullock and Goldsmith workings.  Two of the trenches were put in at a cross-section to test the geology between old adits and trenches.  One trench exposed the Goldsmith-V2 vein for 64 metres along strike, and three short trenches opened up areas where prior surface sampling (from a road cut) returned high gold assays.  An additional 20 trenches were excavated in the late summer of 2008.

Expenditures on the Goldsmith and other properties in fiscal 2009, with the fiscal 2008 numbers in brackets, were: assays and analysis - $8,824 ($5,835); geological and geophysical - $16,308 ($4,069); site activities - $1,003 ($2,186); travel and accommodation - $5,456 ($3,470); and trenching - $13,058 ($11,105)

Linda Dandy, P.Geo., of P&L Geological Services, is the Company’s supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

1.2.8

Kootenay Gemstone Property, British Columbia

The Company held an option to acquire a 100% interest in the Kootenay Gemstone property located in the Nelson Mining Division, British Columbia.  The option agreement called for the issuance of 500,000 common shares (issued) and cash payments totalling $100,000 ($20,000 paid) over 72 months.  Cream staked additional claims adjacent to those in the original option.  Work initially completed on the property demonstrated that the Shaw Creek Stock, and immediately surrounding country rock, was highly prospective for beryl mineralization (aquamarine and emerald).  Results from a trenching program undertaken in the summer of 2008 did not justify further exploration expenditures, and as a result the Company has written the property off for a total write-down of $270,738, and returned the property to the optionor.

1.2.9

Mineral Property Option Payments Due In Fiscal 2009

The Company must make cash payments totalling $60,000 and issue 60,000 common shares in the year ended March 31, 2009, to maintain the mineral property interests held at March 31, 2008.  At the date of this report, cash payments of $20,000 have been made and 50,000 common shares have been issued pursuant to the agreements.

1.2.10

Market and Industry Trends

The average gold and silver prices in 2008 were US$871.96 and US$14.49 per ounce, respectively, and the average prices for 2009 up to July 23, 2009, were US$917.14 and US$13.18 per ounce, respectively.  The Company does not have any revenue from the sales of gold and silver, or any other source of revenue.

1.3

Selected Annual Information

During the year ended March 31, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with the policies adopted by other exploration companies at a similar stage of development in the mining industry.  Prior to the year ended March 31, 2009, the Company capitalized all such costs to mineral property interests held directly or through an investment, and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to earnings as they are incurred until the mineral property interest reaches the development stage.  Significant costs related to mineral property acquisitions, including allocations for undeveloped mineral property interests, are capitalized until the viability of the mineral property interest is determined.  When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized.  The impact of this change on the previously reported March 31, 2008 and March 31, 2007, consolidated financial statements are as follows:

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

	As previously reported	Restatement	As restated
Mineral properties interests at March 31, 2008	$ 4,765,477	$ 3,909,447	$ 856,030
Changes in the year
Exploration expenses for the year ended March 31, 2008	--	2,364,251	2,364,251
Write-down of mineral property interests	1,586,240	(1,476,499)	109,741
Loss for the year ended March 31, 2008	3,026,778	887,752	3,914,530
Loss per share for the year ended March 31, 2008	$0.06	$0.02	$0.08
Deficit at March 31, 2008	21,021,944	3,909,447	25,531,391
Mineral property interests at March 31, 2007	3,837,781	3,021,695	816,086
Changes in the year
Exploration expenses for the year ended March 31, 2007	--	2,215,541	2,215,541
Write-down of mineral property interests	--	--	--
Loss for the year ended March 31, 2007	663,350	2,215,541	2,878,891
Loss per share for the year ended March 31, 2007	$0.02	$0.05	$0.07
Deficit at March 31, 2007	18,595,166	3,021,695	21,616,861

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at March 31, 2009	As at March 31, 2008	As at March 31, 2007
		(restated)	(restated)
Current assets	$ 215,920	$ 88,467	$ 322,007
Mineral property interests	587,724	856,030	816,086
Other assets	209,204	461,029	295,434
Total assets	1,012,848	1,405,526	1,432,827

Current liabilities	1,913,158	1,332,707	401,127
Shareholders’ equity (deficiency)	(900,310)	72,819	1,032,400
Total shareholders’ equity and liabilities	$ 1,012,848	$ 1,405,526	$ 1,432,827

Working capital (deficiency)	$ (1,520,444)	$ (1,060,686)	$ 3,610

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

	For the years ended March 31,
	2009	2008	2007
Expenses		(restated)	(restated)
Amortization	$ 661	$ 624	$ 1,890
Exploration costs	952,989	2,364,251	2,215,541
Finance costs	29,646	154,010	--
Foreign exchange losses / (gains)	20,525	41,516	(2,330)
Legal, accounting and audit	82,593	74,714	42,419
Management and consulting fees	120,000	136,500	102,500
Office and administration	173,626	132,444	79,474
Property investigation costs	105	1,734	12,132
Salaries and benefits	193,118	115,736	75,929
Shareholder communications	252,965	353,259	286,510
Stock-based compensation	212,986	414,484	67,867
Travel and conferences	5,372	21,262	19,458
Write-down of mineral property acquisition costs	418,312	109,741	--
Interest income	(620)	(5,745)	(22,499)
	2,462,278	3,914,530	2,878,891
Loss before income taxes	(2,462,278)	(3,914,530)	(2,878,891)
Future income tax recovery	65,702)	--	--
Loss for the year	$ (2,396,576)	$ (3,914,530)	$ (2,878,891)
Loss per common share	$ (0.05)	$ (0.08)	$ (0.07)
Weighted average number of common shares outstanding – basic and diluted	52,370,459	47,872,669	38,395,299

1.4

Results of Operations

Year Ended March 31, 2009 (“fiscal 2009”), Compared to Year Ended March 31, 2008 (“fiscal 2008”), as restated

In fiscal 2009, Cream incurred a loss of $2,396,576, or loss per common share of $0.05, compared to a loss of $3,914,530, or a loss of $0.08 per common share in fiscal 2008.

General and administrative expenses totalled $1,090,977 in fiscal 2009, compared to $1,440,538 in fiscal 2008.  Exploration expenditures in fiscal 2009 totalled $952,989 compared to $2,364,251 in fiscal 2008.  In fiscal 2008 the Company wrote down its acquisition costs in the Sewa River onshore claim in Sierra Leone by $109,741, and additional costs of $113,324 were written off in fiscal 2009.

In fiscal 2008 the Company issued 411,764 common shares at a value of $0.34, or $140,000, the value for the issuance of 20% of the loan of $700,000 approved by the TSX Venture Exchange, to Mr. Frank A. Lang. These shares were issued pursuant to a bonus agreement entered into relating to initial cash advanced over a period of several months by Mr. Lang to the Company.  The loan agreement is for a total of $700,000 to be repaid by October 26, 2008.  Interest is to be paid at an annual rate of 6%, payable quarterly, payments to commence 90 days from the date of regulatory acceptance.  To March 31, 2008, $14,010 had been paid or accrued as finance expense in addition to the value of the common shares issued, for a total of $154,010.  In fiscal 2009, finance costs related to interest accrued or paid, totalled $29,646 on the loan.

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

Cream conducted most of its exploration activities in Mexico and in Sierra Leone in fiscal 2008, and as such, the Company has foreign exchange risks associated with exploration in foreign jurisdictions.  The Company had a foreign exchange loss of $20,525 in fiscal 2009 compared to a loss of $41,516 in fiscal 2008.  The Company’s cash balances are primarily held in Canadian dollars with nominal funds held in United States dollars and in Mexican pesos.

Legal, accounting and audit costs increased from $74,714 in fiscal 2008 to $82,593 in fiscal 2009.  Legal fees have decreased from $15,202 in fiscal 2008 to $942 in fiscal 2009. The fiscal 2008 fees were related to a financing that did not complete.  Audit fees totalled $30,390 in fiscal 2008 and increased to $43,859 in fiscal 2009.  Accounting and tax fees of $37,792 were incurred in fiscal 2009, compared to $29,120 in fiscal 2008.  This included tax return preparation and advice and the initial review and testing of internal controls of the Company.  Audit and accounting fees will likely continue to increase in fiscal 2009, with changes in generally accepted accounting principles, the first steps towards conversion to International Financial Reporting Standards, and further review and testing of internal controls. Legal fees will likely increase in the future due to increased regulatory reporting requirements.

The Company paid Lang Mining Corporation (“Lang Mining”), a private company, a monthly management fee of $10,000 per month for the services of Frank Lang as President and CEO of the Company, for a total of $90,000 in fiscal 2009 (2008 - $120,000).  The fees to Lang Mining were paid to December 31, 2008, as Mr. Lang agreed to the termination of the monthly management fee as it was felt it was in the best interests of the Company.  Consulting fees of $30,000 (2008 - $16,500) were paid or are payable to Kent Avenue Consulting Ltd. for services rendered by Sargent H. Berner, a director of the Company.  The services are paid through Quorum Management and Administrative Services Inc. (“Quorum”), formerly LMC Management Services Ltd.  Quorum provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Office and administration costs increased from $132,444 in fiscal 2008 to $173,626 in fiscal 2009, due to an additional office for a new company president.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company.

Salaries and benefits have increased from $115,736 in fiscal 2008 to $193,118 in fiscal 2009.  Salaries and benefits in fiscal 2009 include the salary paid to the Company’s new president, which was effective October 1, 2009, but has not been paid in full but is accrued.  The annual salary to be paid is $110,000, of which $14,000 was paid, and the remaining $41,000 of the six months of salary has been accrued and remains unpaid.  Stock-based compensation of $212,986 relates to the vested portion of stock options granted to directors, officers, consultants and employees in fiscal 2009, and compares to $414,484 related to the vested portion of stock options granted to directors, officers, consultants and employees incurred in fiscal 2008.  These options were valued using the Black-Scholes (“B-S”) option valuation model developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded.

Shareholder communications decreased from $353,259 in fiscal 2008 to $252,965 in fiscal 2009.  Total investor relations’ consulting costs decreased from $271,676 in fiscal 2008 to $187,083 in fiscal 2009.  The Company had an agreement with Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations services at a monthly fee of $2,000 to the end of December 2008.  Arbutus was paid $18,000 in fiscal 2009 and $24,000 in fiscal 2008.  Axino A G was paid $45,000 in fiscal 2008 for services primarily related to the European markets, and $97,500 in fiscal 2008, and Dynamic Stock Market Analysts were paid $36,583 in fiscal 2009 (fiscal 2008 - $36,667) to help the Company increase its presence on the internet.  In fiscal 2008, Cronus Capital was paid $30,000 for investor relations activities, and PSG Media was paid $5,509 for an IR campaign in May 2007.  These agreements were not in effect in fiscal 2009.  Robert Paul was hired in September 2007 to provide services in the Vancouver office to shareholders and investors at a monthly cost of $3,000.  He continues to provide these services.  Fees of $14,500 were paid

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

to Dale Nejmeldeen in fiscal 2009, and the contract was terminated in February 2009.  CHF Investor Relations (Cavalcanti Hume Funfer Inc.) of Toronto and Calgary (“CHF”), an investor relations firm specializing in mineral resource companies received fees of $30,000 in fiscal 2009 and $57,000 in fiscal 2008.

On October 17, 2008, the Company granted 150,000 stock options to Dale Nejmeldeen for investor relations services at a price of $0.30 per share, exercisable until October 17, 2013.  These stock options were cancelled in March 2009, upon the termination of his services.

Website, printing, conference fees, annual general meeting materials, and related shareholder communications costs make up the balance of the costs included in shareholder communications.

Travel and conference expenses have decreased nominally from $21,262 in fiscal 2008 to $5,372 in fiscal 2009.

Exploration costs decreased from $2,364,251 in fiscal 2008 to $952,989 in fiscal 2009.  Details of exploration costs by property are provided in Section 1.5.

In July 2008, the Company issued 1,010,800 flow-through (“FT”) shares for gross proceeds of $252,700.  Under the FT agreements, the Company agreed to renounce $252,700 of qualifying expenditures to the investors effective December 31, 2008, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2009.

The Company recorded future income taxes recorded at the time of renunciation of $65,702.  During the year ended March 31, 2009, the Company recognized a reduction in share capital and a recovery of future income taxes of approximately $65,702.

In January 2009, the Company issued 1,780,000 FT shares for gross proceeds of $89,000.  Under the FT agreements, the Company agreed to renounce $84,550 of qualifying expenditures to the investors effective December 31, 2009, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2010.  The Company will record future income taxes at the time of renunciation of approximately $22,000.  Renunciation of these expenditures is expected to be made in February 2010.

1.5

Summary of Quarterly Results

The tables below provide administration costs and other income or expenses for the eight quarters in the previous two years and the total acquisition and exploration costs incurred in the eight quarters in the past two years on a project-by-project basis:

	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and other properties, Canada	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico
Fiscal 2008
First Quarter	371,974	313	1,020	122,276	118,502
Second Quarter	208,635	165	10,497	95,348	584,113
Third Quarter	148,323	558	10,377	5,645	38,051
Fourth Quarter	623,976	163	4,771	50	43,584
Fiscal 2009
First Quarter	295,338	266	876	67,651	77,336
Second Quarter	172,997	--	19,103	7,876	69,774
Third Quarter	19,861	44	24,363	455	126,288
Fourth Quarter	(23,425)	49	307	1,499	92,331

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

Quarterly information for the eight quarters to March 31, 2009 (restated, where necessary), is summarized as follows:

Statement of Operations Data	Three months ended June 30, 2008	Three months ended September 30, 2008	Three months ended December 31, 2008	Three months ended March 31, 2009
Investment and other income	$ 66	$ 434	$ 20	$ 100
General and administrative expenses	244,636	269,750	171,011	191,257
Stock-based compensation	21,288	19,591	9,553	162,554
Property investigations	--	--	--	105
Write-down of mineral property interests	--	418,304	--	8
Exploration costs	441,467	269,750	171,011	70,761
Future income tax recovery	--	--	--	(65,702)
Loss according to financial statements	707,325	972,948	337,420	378,883
Loss from continuing operations per common share	0.01	0.02	0.01	0.01
Statement of Operations Data	Three months ended June 30, 2007	Three months ended September 30, 2007	Three months ended December 30, 2007	Three months ended March 31, 2008
Investment and other income	$ 2,205	$ 703	$ 1,750	$ 1,087
General and administrative expenses	201,674	208,852	390,609	228,930
Stock-based compensation	170,985	108,082	63,805	71,612
Property investigations	360	1,343	31	--
Exploration costs	614,085	898,758	191,664	659,744
Write-down of mineral property interests	--	--	--	109,741
Loss according to financial statements	984,899	1,216,332	452,695	1,068,940
Loss from continuing operations per common share	0.02	0.03	0.01	0.02

1.6

Liquidity

Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At March 31, 2009, Cream had a working capital deficiency of $1,697,238 (a measurement tool generally defined as current assets less current liabilities) compared to working capital deficiency of $1,244,240 at March 31, 2008, and an accumulated deficit of $27,927,967 (March 31, 2007 - $25,531,391), as restated.

These consolidated financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company has capitalized $587,724 (2008 – $856,030, restated) in acquisition costs on its mineral property interests.  On the Nuevo Milenio property in Mexico, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year in order to maintain the property concessions.  In addition, the Company must make cash payments of $60,000 in the year ended March 31, 2010, to maintain the mineral property interests held at March 31, 2009.  Subsequent to March 31, 2009, $20,000 was paid.

The amounts shown as mineral property interests represent costs of acquisition net of recoveries to date, less amounts written off, and do not necessarily represent present or future values.  Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current financial equity market conditions, the challenging funding environment and the low price of the Company’s common shares make it difficult to raise funds by private placements of shares.  The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

Plans for Fiscal 2009

The Company is focusing on permitting exploration of its Nuevo Milenio property and expending flow-through funds on its mineral property interests in Manitoba and British Columbia.

Risks

At March 31, 2009, the Company has a significant working capital deficiency.  The deficiency is primarily related to loans payable to Frank Lang of $920,000, which includes $200,000 of interest bearing loans and additional cash advances.  Mr. Lang has advanced an additional $720,000 to March 31, 2009, which has been advanced without interest or repayment terms.  All debt owing to Mr. Lang is unsecured.  Subsequent to March 31, 2009, Mr. Lang has advanced an additional $242,000 to the Company, with interest payable at 1% per month, with no specified terms of repayment.

It is estimated that it may require approximately $2.5 million in total working capital to operate the Company and repay the advances from Mr. Lang over the next fiscal year, as well as settle other outstanding debts of the Company.  At this time Mr. Lang has given no indication he will request re-payment of the monies owed to him and has indicated he will continue to support the Company as he is reasonably able to do so including delaying repayment of monies owed to him until such time that the Company can comfortably discharge its debts.  The Company continues to review alternatives that would

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

not impose an unreasonable burden on the Company or its shareholders to settle debts to third party creditors.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Cream believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The low price of Cream’s common stock limits the Company’s ability to raise additional capital by issuing additional common shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Cream’s shareholders pay transaction costs that are a higher percentage of their total share value than if Cream’s share price were substantially higher.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

Investing Activities and Capital Expenditures

Current assets increased to $215,920 at March 31, 2009, from $88,467 at March 31, 2008.  The market value of investments in marketable securities was $2,850 at March 31, 2009, compared to $24,767 at March 31, 2008.  The marketable securities held are highly volatile.  At March 31, 2009, the book value of these publicly traded securities is $31,704 (2008 - $31,704).  Investments include shares with a book value of $30,796 (2008 - $30,796) that are investments in companies with officers and directors in common with the Company.

Capital Resources

During the years ended March 31, 2009 and 2008, the Company issued the following common shares:

2009

1.

On July 8, 2008, the Company completed a private placement financing consisting of 1,658,635 non flow-through (“NFT”) units at a price of $0.22 per NFT unit, each NFT unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company until July 8, 2009, at an exercise price of $0.25.  Compensation of 91,000 finder’s units was made with respect to this financing.  Each

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

finder’s unit consists of one common share and one non-transferable share purchase warrant.  Each finder’s unit warrant entitles the holder, on exercise, to purchase one additional common share of the Company until July 8, 2009, at an exercise price of $0.25.  The warrants issued were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 2.8%; a volatility factor of 99%, and an expected life of two years.  The value allocated to each of the warrants was $0.05.  Compensation warrants issued related to the NFT financing, where values using the same factors, resulting in an allocation per compensation warrant of $0.06.

In addition, 1,010,800 flow-through (“FT”) units were issued at a price of $0.25 per FT unit.  Each FT unit was comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company until July 8, 2009, at an exercise price of $0.28.  Compensation of 81,080 finder’s units was issued with respect to this financing.  Each finder’s unit consists of one common share and one non-transferable share purchase warrant.  Each finder’s unit warrant will entitle the holder, on exercise, to purchase one additional common share of the Company until July 8, 2009, at an exercise price of $0.28.  The warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 2.8%; a volatility factor of 99%, and an expected life of two years.  The value allocated to each of the warrants was $0.05.  Compensation warrants issued related to the NFT financing, where values using the same factors, resulting in an allocation per compensation warrant of $0.05.

If the Company shares trade at or above $0.40 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the warrants and finder’s unit warrants by providing notice in writing to the holders of such securities, whereby the warrants and finder’s unit warrants will expire within 30 days from the date of such written notice.

2.

On January 28, 2009, the Company completed a private placement of NFT units and FT units.  A total of 11,664,400 NFT units were issued at a price of $0.05 per unit for gross proceeds of $583,220.  Each NFT unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at an exercise price of $0.10 per until January 28, 2010, and at a price of $0.20 until January 28, 2011.  The warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 1.2%; a volatility factor of 145%, and an expected life of two years.  The value allocated to each of the warrants was $0.02.  The fair value attributable to each of the finder’s units was $0.05.

A total of 1,780,000 FT units were issued at a price of $0.05 per FT Unit for gross proceeds of $89,000.  Each FT unit consisted of one flow-through common share and one non-transferable NFT share purchase warrant, or the FT unit warrant.  Each FT unit warrant entitles the holder to purchase one additional NFT common share at an exercise price of $0.10 until January 28, 2010.  The warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 1.0%; a volatility factor of 158%, and an expected life of one year.  The value allocated to each of the NFT warrants was $0.02.  The fair value attributable to each of the finder’s units was $0.06.

The Company paid compensation to certain arm’s-length parties where such finders arranged for subscribers to the private placements.  The finder’s fee paid was comprised of $8,500 and a total of 340,000 finder’s units.  170,000 finder’s units were issued in relation to subscriptions for units, and consisted of one common share and one non-transferable share purchase warrant, a finder’s unit warrant.  Each finder’s unit warrant entitles the holder, on exercise, to purchase one

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

additional common share of the Company at an exercise price of $0.10 until January 28, 2010, and at a price of $0.20 until January 28, 2011.

Of the total finder’s units issued 170,000 were issued in relation to subscriptions for FT units, and consist of one common share and one finder’s unit warrant which, on exercise, entitles the holder to purchase a finder’s unit warrant share at an exercise price of $0.10 until January 28, 2010.

All warrants issued in relation to these private placements carry an accelerated expiry provision that allows the Company, at its discretion, to accelerate the expiration of such warrants, if the Company shares trade at or above $0.30 per share for 10 consecutive trading days, by providing notice in writing to the holders of such securities, whereby such warrants will expire within 30 days from the date of the written notice.

Insiders of the Company subscribed for a total of 5,500,000 units.

Flow-through shares

In July 2008, the Company issued 1,010,800 FT shares for gross proceeds of $252,700.  Under the FT agreements, the Company agreed to renounce $252,700 of qualifying expenditures to the investors effective December 31, 2008, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2009.

The Company recorded future income taxes recorded at the time of renunciation of $65,702.  During the year ended March 31, 2009, the Company recognized a reduction in share capital and a recovery of future income taxes of approximately $65,702.

In January 2009, the Company issued 1,780,000 FT shares for gross proceeds of $89,000.  Under the FT agreements, the Company agreed to renounce $84,550 of qualifying expenditures to the investors effective December 31, 2009, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2010.

The Company will record future income taxes at the time of renunciation of approximately $22,000.  Renunciation of these expenditures is expected to be made in February 2010.

Stock Options

The Company has a 10% rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 6,464,699 common shares under the plan.  At March 31, 2009, 5,427,600 (March 31, 2008, 5,349,900) stock options have been granted and are outstanding, exercisable for up to five years.

The Company’s stock option plan provides for immediate vesting of or vesting at the discretion of the Company.  Stock options granted during the year ended March 31, 2009, vested immediately, except for those granted to investor relations’ consultants, which vested at 25% immediately, and 25% every six months thereafter for 150,000 of the stock options and 25% every three months following the date of grant for 60,000 of the stock options granted.

The B-S option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded, thus the B-S model may over-estimate the actual value of the options that the Company has granted.  The B-S model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can impact the fair value estimate.

On October 17, 2008, the Company granted 150,000 stock options for investor relations services at a

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

price of $0.30 per share, exercisable until October 17, 2013.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  risk free interest rate – 2.7%; expected life in years – 3.6, and expected volatility of 91%.  The fair value per option at the time of grant was $0.07.  On March 13, 2009, the stock options were cancelled, unexercised.

On February 12, 2009, the Company granted 2,190,000 stock options to directors, officers, employees and consultants at a price of $0.12 per share, exercisable until February 12, 2014.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  risk free interest rate – 1.9%; expected life in years – 4.0, and expected volatility of 108%.  The fair value per option at the time of grant was $0.09.

Without continued external funding to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

1.8

Off-Balance Sheet Arrangements

None.

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

1.9

Transactions with Related Parties

Services rendered in the year ended March 31,	2009	2008	2007
Quorum Management and Administrative Services Inc. (a)	$ 387,673	$ 317,888	$ 232,638
Lang Mining Corporation (b)	90,000	120,000	85,000
Consulting (d, f)	30,000	16,500	17,500
Finance costs (c)	29,646	154,010	--
Director (e)	US$120,000	US$102,000	US$102,000

Balances at March 31,	2009	2008
Balances payable to (g):
Quorum Management and Administrative Services Inc. (a)	$ 163,794	$ 89,004
Lang Mining Corporation (b)	94,500	10,500
Ainsworth Jenkins - Casierra project (c)	47,253	39,038
Directors (c)	195,381	8,728
Mr. Frank A. Lang, interest bearing (c)	200,000	700,000
Mr. Frank A. Lang, advances (c)	720,000	250,000
Mr. Frank A. Lang, accrued interest (c)	22,990	3,672
Mr. Frank A. Lang, expenses payable	3,610	(759)
	$ 1,447,528	$ 1,100,183

(a)

Management, administrative, geological and other services are provided by Quorum, a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in Quorum.  Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining has provided management services to the Company at a rate of $10,000 per month since November 1, 2006.  At December 31. 2008, the fees were terminated until the financial situation of the Company has stabilized and the provision of any future management fees is determined.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which held an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

In November 2007, the Company received regulatory approval to issue Frank A. Lang, a total of 411,764 common shares as bonus shares in lieu of interest to that date in consideration of a loan agreement, for which Mr. Lang initially advanced $700,000 to the Company without interest or repayment terms.  The value of these shares was calculated at $140,000.  Pursuant to the terms of the loan agreement, the Company commenced paying interest to Mr. Lang on a per annum rate of six percent (6%).  Interest is payable quarterly commencing ninety (90) days

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To March 31, 2009, Mr. Lang has been repaid $500,000 (March 31, 2008 - $14,010) of this interest-bearing loan.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.

Mr. Lang has advanced an additional $720,000 to March 31, 2009, which has been advanced without interest or repayment terms.  All debt owing to Mr. Lang is unsecured.  Subsequent to March 31, 2009, Mr. Lang has advanced an additional $242,000 to the Company, with interest payable at 1% per month, with no specified terms of repayment.

(d)

Consulting fees were paid or have been accrued, indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through Quorum, and are also included in the balance for services provided by Quorum.  Any amount owing to Kent Avenue Consulting Ltd. is owed to Quorum, and so is included in the net payable to Quorum.

(e)

Fees were paid or accrued to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$8,500 per month for administrative and geological services.

(f)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand, except where otherwise noted.

(h)

Related parties participated in the private placements described in Capital Resources.  All related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

1.10

Fourth Quarter

Three Months Ended March 31, 2009, Compared to Three Months Ended March 31, 2008

For the three months ended March 31, 2009 (“Q4 2009”), Cream incurred a loss of $373,883 or $0.01 per common share, compared to a loss of $1,068,940, or $0.02 per common share for the three months ended March 31, 2008 (“Q4 2008”).  Total general and administrative expenses, not including exploration costs, before interest income, were $211,357 in Q4 2009 as compared to $300,542 in Q4 2008.  In Q4 2009, there was a $284 loss on foreign exchange related to transactions associated with operations in Mexico compared to a gain of $6,963 in Q4 2008, when the Company was operating in Mexico and Sierra Leone, and there was more expenditure in foreign currencies.

	Three months ended March 31,
	2009	2008
Expenses
Amortization	$ 217	$ 102
Exploration costs	70,761	659,744
Finance costs	5,662	10,443
Foreign exchange losses / (gains)	284	(6,963)
Legal, accounting and audit	22,335	21,026
Management and consulting fees	2,500	36,000
Office and administration	43,492	45,993
Salaries and benefits	81,909	28,121
Shareholder communications	53,965	80,802
Stock-based compensation	162,554	71,612
Travel and conferences	893	13,406
Write-down of mineral property interests	--	109,741
Interest income	(100)	(1,087)
Loss before future income tax recovery	(444,585)	(1,068,940)
Future income tax recovery	65,702	--
Loss for the period	378,883	(1,068,940)
Loss per common share – basic and diluted	$ (0.01)	$ (0.02)

In Q4 2008, the Company wrote down its acquisition costs in the Sewa River onshore claim in Sierra Leone by $109,741 to a nominal value of $1, with no comparative property write-downs in Q4 2009.

Legal, accounting and audit fees increased from $21,026 in Q4 2008 to $22,335 in Q4 2009.  Salaries and benefits increased from $28,121 in Q4 2008 to $81,919 in Q4 2009.  A salary is now paid to a full-time president, inclusive of accrue and unpaid salary, whereas in the past management fees were paid for the services of the previous president.  Non-cash stock-based compensation related to vesting of stock options granted to directors, consultants and employees in fiscal 2008 included in Q4 2008 is $71,612 compared to $162,554 in Q4 2009.

Shareholder communications decreased due to cash constraints - $80,802 in Q4 2008 compared to $53,965 in Q4 2009.  This includes consulting fees paid to Arbutus, Dale Nejmeldeen, and Robert Paul.

Travel and conference costs of $13,406 in Q4 2008 compare to $893 in Q4 2009.  The Company had a representative at the Prospectors and Developers Conference in Q4 2008, but not in Q4 2009.

In Q4 2008, management fees of $30,000 were paid to Lang Mining Corporation for the services of the

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

president, pursuant to an agreement dated January 1, 2003, as amended.  This management fee was terminated as at December 31, 2008.  Kent Avenue Consulting Ltd. was paid or fees have been accrued of $7,500 in Q4 2009 and $6,000 in Q4 2008.

1.11

Proposed Transactions

There is no proposed asset or business acquisition or disposition, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12

Critical Accounting Estimates

As at March 31, 2009, the Company was a venture issuer. Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties as well as the value of stock-based compensation.  Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The future volatility is also uncertain and the model has its limitations.  The Company uses the B-S option pricing model to estimate a value for these options.

The Company’s recoverability of the recorded value of its mineral properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

1.13

Critical Accounting Policies and Changes in Accounting Policies

(a)

Exploration expenditures

During the year ended March 31, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies adopted by other exploration companies at a similar stage in the mining industry.  Prior to the year ended March 31, 2009, the Company capitalized all such costs to mineral property interests held directly or through an investment, and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to earnings as they are incurred until the mineral property interest reaches the development stage.  Significant costs related to mineral property acquisitions, including allocations for undeveloped mineral property interests, are capitalized until the viability of the mineral property interest is determined.  When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized.  The impact of this change on the previously reported March 31, 2008, and March 31, 2007, consolidated financial statements are as follows:

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

	As previously reported	Restatement	As restated
Mineral properties interests at March 31, 2008	$ 4,765,477	$ 3,909,447	$ 856,030
Changes in the year
Exploration expenses for the year ended March 31, 2008	--	2,364,251	2,364,251
Write-down of mineral property interests	1,586,240	(1,476,499)	109,741
Loss for the year ended March 31, 2008	3,026,778	887,752	3,914,530
Loss per share for the year ended March 31, 2008	$0.06	$0.02	$0.08
Deficit at March 31, 2008	21,021,944	3,909,447	25,531,391
Mineral property interests at March 31, 2007	3,837,781	3,021,695	816,086
Changes in the year
Exploration expenses for the year ended March 31, 2007	--	2,215,541	2,215,541
Write-down of mineral property interests	--	--	--
Loss for the year ended March 31, 2007	663,350	2,215,541	2,878,891
Loss per share for the year ended March 31, 2007	$0.02	$0.05	$0.07
Deficit at March 31, 2007	18,595,166	3,021,695	21,616,861

(b)

Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the Canadian Institute of Chartered Accountants (“CICA”) issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instrument – Disclosures”, and Handbook Section 3863, “Financial Instruments –Presentation”.  Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.  The new Handbook Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation: revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks.  On April 1, 2008, the Company adopted these disclosure requirements and management has evaluated the impact of these accounting standards and the necessary disclosures are provided Item 1.14 of this report.

(c)

Amendments - going concern

The Company has adopted amendments to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”, which was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.

See Liquidity Section for a discussion on operations and the Company’s ability to continue as a going concern.

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

(d)

Mining exploration costs

On March 27, 2009 the Emerging Issues Committee (“EIC”) of the CICA issued EIC-174, "Mining Exploration Costs", which provides guidance on capitalization of exploration costs related to mining properties in particular and on impairment of long-lived assets in general.  The Company has applied this new abstract for the year ended March 31, 2009.  There was no impact on the consolidated financial statements as a result of applying this abstract.

Accounting standards issued but not yet effective

(a)

Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”.  This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The new section is effective for the Company on April 1, 2009.  The Company has no goodwill or intangible assets as of March 31, 2009.

(b)

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the Emerging Issues Committee (EIC) of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities (“EIC 173”), which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009.  The Company assessed the impact of EIC 173 on its consolidated financial statements and there is no impact.

(c)

Consolidated financial statements and non-controlling interests

In January 2009, the Company issued Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interest, which together replace Section 1600, Section 1600, Consolidated Financial Statements.  These two sections are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008).  Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in the consolidated financial statement.  The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

Under Handbook Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

Section 1582.  The Company is currently assessing the future impact of these new sections on its consolidated financial statements.

(d)

Business combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to IFRS 3R, Business Combinations (January 2008).  The new section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination.  The new section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100% of the equity interest in the acquiree is owned at the acquisition date.

The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date.  Subsequent changes in the fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price.  Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting.  Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Earlier adoption is permitted.  This new section will only have an impact on our consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

(e)

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that fiscal 2011 is the changeover date for non-calendar year end publicly accountable enterprises to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011.  While the Company has begun assessing the adoption of IFRS for fiscal 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

1.14

Financial Instruments and Other Instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the notes to these consolidated financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.

As at March 31, 2009, the classification of the financial instruments, as well as their carrying values and fair values, are shown in the table below:

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

	Held for trading	Other financial assets/liabilities	Total carrying value	Fair value
Financial assets
Cash and cash equivalents	$ 184,767	$ --	$ 184,767	$ 184,767
Amounts receivables	--	31,153	31,153	31,153
	184,767	31,153	215,920	215,920
Financial liabilities
Accounts payable and accrued liabilities	--	465,630	465,630
Accounts payable, related parties	--	1,447,528	1,447,528
	$ --	$ 1,913,158	$ 1,913,158

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgement is required to develop certain of these estimates.  The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies.

The methods and assumptions used to estimate the fair value of financial instruments are described below.  The Company is exposed to potential loss from various risks including commodity price risk, interest rate risk, currency risk, interest rate risk, credit risk and liquidity risk.

(a)

Commodity price risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market prices of gold and silver and the outlook for these metals. The Company does not have any hedging or other derivative contracts respecting its operations.

Market prices for gold and silver historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators.  The Company has elected not to actively manage its commodity price risk.

(b)

Interest rate risk

Financial instruments that potentially subject the Company to significant cash flow interest rate risk are financial assets with variable interest rates.  The Company has no financial assets with this risk.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company had no cash equivalents at March 31, 2009.  In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year end.  As at March 31, 2009, with other variables

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Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

(c)

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations.  At March 31, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars and Mexican pesos.

	March 31, 2009	March 31, 2008
U.S. Dollars
Cash and cash equivalents	53,239	7,137
Accounts payable and accrued liabilities	(223,038)	(55,053)
Mexican Pesos
Cash and cash equivalents	33,384	6,099
Value added taxes recoverable	176,794	183,554
Accounts payable and accrued liabilities	(127,487)	(227,773)

Based on the above net exposures at March 31, 2009, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $16,980 in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $8,269 in the Company’s loss from operations.

(d)

Credit risk

Given their short-term maturity, the fair value of cash and cash equivalents and sundry receivables are based on going concern assumptions and are recorded at their carrying value.

The Company’s financial assets are cash and cash equivalents and amounts receivable.  The Company’s maximum exposure to credit risk as at March 31, 2009, is the carrying value of its financial assets.  The Company manages credit risk by maintaining bank accounts with reputable banks and financial institutions and investing only in highly liquid securities.  Cash and cash equivalents are held at a major Canadian Chartered Bank and the risk of default is considered to be remote.  Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments, and accounts receivable.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

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Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

(e)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk though the management of its capital structure and financial leverage.  Accounts payable, and accrued liabilities and interest on the demand loan and accrued interest and other advances from a major shareholder are due within one year from the balance sheet date.

The Company attempts to manage liquidity risk by maintaining sufficient cash and short-term investment balances.  Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital to meet short-term obligations.  The Company has been unable to maintain liquidity and has been dependent on small private placement financings and advances from a major shareholder.  As at March 31, 2009, the Company has significant liquidity risk.  All of the Company’s financial liabilities are due within one year.

Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral property interests in Canada and Mexico and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may issue new shares, issue debt or acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  In the past fiscal year, two private placements of common shares were completed, but did not provide sufficient funding for operational activities and repayment of loans received from a major shareholder in the year ended March 31, 2008, and in the first quarter of the year ended March 31, 2009.  There can be no assurances that the Company will be able to continue raising capital in this manner.  A portion of the Company’s loans from a shareholder require repayment of interest and principal, but as all funds must be raised from equity investment, the Company is unable to make any payments of interest or principal.  Other loans from the major shareholder bear no interest or fixed terms of repayment.  All payables are unsecured.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions.  The Company currently does not have sufficient funds for operations, and will need to rely on equity financings, or forms of joint venture or other types of financing to continue exploration work and to meet its administrative overhead costs for the coming year.

The Company’s investment policy is to invest its excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.  The Company will need to do a financing through the issuance of common shares to continue in operations.  The Company has reduced its cash requirements through the joint venture on the Nuevo Milenio property in Mexico.

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Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

1.15

Other MD& A Requirements

See the audited consolidated financial statements for the years ended March 31, 2009 and 2008.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule exploration costs attached to the accompanying consolidated financial statements.

(b)

expensed research and development costs

Not applicable.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.2

Disclosure of Outstanding Share Data

The following details the share capital structure as of July 27, 2009, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at July 27, 2009

Authorized Capital

Unlimited number of common shares without par value.

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

Issued and Outstanding Capital

64,646,988 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
416,100	0.30	October 6, 2009
715,000	0.165	August 3, 2010
100,000	0.50	June 11, 2011
310,000	0.53	January 29, 2012
1,546,500	0.50	April 18, 2012
150,000	0.50	December 11, 2012
2,190,000	0.12	February 12, 2014
5,427,000

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
745,000	$0.65	November 30, 2009
49,600	$0.65	November 30, 2009
630,250	$0.65	December 10, 2009
94,040	$0.65	December 10, 2009
1,010,800	$0.28	July 8, 2009
81,080	$0.28	July 8, 2009
1,658,635	$0.25	July 8, 2009
91,000	$0.25	July 8, 2009
9,648,400	$0.10/$0.20	January 28, 2010/11
170,000	$0.10/$0.20	January 28, 2010/11
1,796,000	$0.10	January 28, 2010
170,000	$0.10	January 28, 2010
16,144,805

Other Information

1.15

Other Information

Disclosure controls and internal controls over financial reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.  Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.  There has been no significant change in disclosure controls or in internal controls over financial reporting during fiscal 2009

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Quarterly and Annual Report

Three Months and Year Ended
March 31, 2009

that has materially affected, or is reasonably likely to affect, the Company’s disclosure controls or its internal controls over financial reporting.

Management’s report on internal controls over financial reporting and disclosure controls

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of March 31, 2009.  Based on that assessment, management concluded that, as at March 31, 2009, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness.  A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties related to complex transactions in the financial close process.  The Chief Financial Officer is responsible for preparing, authorizing and reviewing information that is key to the financial reports.  The Chief Financial Officer is also responsible for reviewing the resulting financial reports.  This weakness has the potential to result in material misstatements in the Company’s financial statements due to the complexity of transactions, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Cream’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

Approval

The Board of Directors of Cream Minerals Ltd. has approved the disclosure contained in the Annual MD&A.  A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

32